Exhibit 99.1

FOR IMMEDIATE RELEASE

Transition Therapeutics Announces First Quarter Fiscal 2013 Financial Results

TORONTO, ON, November 8, 2012 – Transition Therapeutics Inc. (“Transition” or the “Company”) (TSX: TTH; NASDAQ: TTHI), a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets, today announced its financial results for the three month period ended September 30, 2012.

Selected Highlights

During the three month period ended September 30, 2012 and up to the date of this press release, the Company announced the following:

ELND005:

•	On August 30, 2012, Transition announced that their licensing partner Elan had dosed the first patient in a Phase 2 clinical study of ELND005 in Bipolar Disorder. The study is a placebo-controlled, safety and efficacy study of oral ELND005 as an adjunctive maintenance treatment in patients with Bipolar 1 Disorder to delay the time to occurrence of mood episodes. As the first patient has been dosed in the study, Transition has received a milestone payment of US$11million from Elan.

Financial Liquidity

The Company’s cash and cash equivalents and short term investments were $16,323,440 at September 30, 2012. On October 1, 2012, the Company received the US$11 million milestone payment from Elan.

The Company’s current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements well beyond the next 12 months.

Financial Review

During the three month period ended September 30, 2012, the Company recorded net income of $7,736,046 ($0.29 income per common share) compared to a net loss of $2,870,757 ($0.12 loss per common share) for the three month period ended September 30, 2011.

Revenue for the three-month period ended September 30, 2012 is $10,815,200 compared to nil in the three month period ended September 30, 2011.

In August 2012, Elan dosed the first patient in a Phase 2 clinical study of ELND005 in Bipolar Disorder, triggering the next milestone payment of US$11million under the amended agreement with Elan. The milestone payment was recognized as revenue during the three-month period ending September 30, 2012.

Research and development expenses decreased to $2,054,546 for the three month period ended September 30, 2012 from $2,253,724 for the three month period ended September 30, 2011. The decrease of $199,178 or 9% is primarily due to decreases in clinical development costs related to TT-301/302 and salaries and related costs associated with headcount reductions. The decrease is largely offset by increased clinical development costs related to TT-401/402.

General and administrative expenses decreased to $816,902 for the three month period ended September 30, 2012 from $1,090,046 for the comparative period ended September 30, 2011. The decrease of $273,144 or 25% is due to decreases in legal consulting fees, facility lease costs, and investor relation and business development expenses, as well as decreased salaries and related costs resulting from headcount reductions.

About Transition

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead product is ELND005 for the treatment of Alzheimer's disease and bipolar disorder. Transition also has an emerging pipeline of innovative preclinical and clinical drug candidates. The other drugs in the pipeline that the Company is developing are for anti-inflammatory and metabolic indications. Transition's shares are listed on the NASDAQ under the symbol "TTHI" and the Toronto Stock Exchange under the symbol "TTH". For additional information about the Company, please visit www.transitiontherapeutics.com.

Extracts of the Financial Statements to Follow:

CONSOLIDATED BALANCE SHEETS

(Unaudited)

In Canadian Dollars	As at September 30, 2012	As at June 30, 2012

Assets
Current assets
Cash and cash equivalents	11,267,878	12,955,081
Short term investments	5,055,562	6,057,264
Due from Elan Pharma International Limited	10,815,200	-
Trade and other receivables	44,960	43,658
Investment tax credits receivable	299,315	241,951
Prepaid expenses and deposits	546,632	316,286
	28,029,547	19,614,240

Non-current assets
Property and equipment	204,793	215,000
Intangible assets	16,818,966	17,263,790
Total assets	45,053,306	37,093,030

Liabilities
Current liabilities
Trade and other payables	1,048,981	1,178,915
Current portion of contingent consideration payable	2,321,373	2,321,373
	3,370,354	3,500,288

Non-current liabilities
Contingent consideration payable	1,434,958	1,434,958
Leasehold inducement	31,437	34,295
	4,836,749	4,969,541

Equity attributable to owners of the Company
Share capital	165,334,259	165,334,259
Contributed surplus	13,168,411	13,168,411
Share-based payment reserve	3,334,054	2,977,032
Deficit	(141,620,167)	(149,356,213)
	40,216,557	32,123,489

Total liabilities and equity	45,053,306	37,093,030

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

For the three months ended September 30, 2012 and 2011

(Unaudited)

In Canadian Dollars, except per share data	September 30, 2012	September 30, 2011

Revenues
Licensing fees	10,815,200	-
Expenses
Research and development	2,054,546	2,253,724
Selling, general and administrative expenses	816,902	1,090,046
Loss on disposal of property and equipment	-	79,914

Operating Income (loss)	7,943,752	(3,423,684)

Interest income	33,617	39,927
Interest expense	-	(610)
Foreign exchange gain (loss)	(241,323)	513,610
Net income (loss) and comprehensive income (loss) for the period	7,736,046	(2,870,757)

Basic and diluted net income (loss) per common share	0.29	(0.12)

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials. These statements are based upon the current expectations and beliefs of Transition's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition's control and the risk factors and other cautionary statements discussed in Transition's quarterly and annual filings with the Canadian commissions.

For further information on Transition, visit www.transitiontherapeutics.com, or contact:

Dr. Tony Cruz	Nicole Rusaw-George
Chairman & Chief Executive Officer	Chief Financial Officer
Transition Therapeutics Inc.	Transition Therapeutics Inc.
Phone: (416) 260-7770, x.223	Phone: (416) 260-7770, x.202
tcruz@transitiontherapeutics.com	nrusaw@transitiontherapeutics.com